Puma Biotechnology, Inc.

10940 Wilshire Blvd, Suite 600

Los Angeles, CA 90024

(424) 248-6500

December 16, 2011

VIA EDGAR AND COURIER

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Puma Biotechnology, Inc.
Amendment No. 1 to Form 8-K
Filed November 18, 2011
File No. 000-52811

Dear Mr. Riedler:

Puma Biotechnology, Inc., a Delaware corporation (the “Company”), is transmitting for filing pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, an amended Current Report on Form 8-K (the “Form 8-K/A”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 5, 2011, regarding the Current Report on Form 8-K (File No. 000-52811) (the “Form 8-K”), filed by the Company on October 11, 2011, as amended by Amendment No. 1 to Form 8-K, filed by the Company on November 18, 2011, and to effect any revisions and other changes.

For convenience of reference, the Staff comment contained in your December 5, 2011 letter is reprinted below in italics and is followed by the response of the Company.

The Company has provided you with five copies of the Form 8-K/A in the traditional non-EDGAR format. The changes reflected in the Form 8-K/A have been made in response to the Staff’s comments. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 8-K/A.

Pfizer License, page 11

1. We note your response to our prior comment 2 and reissue our comment. Notwithstanding your confidential treatment request, the duration of the license agreement with Pfizer and the range of incremental royalties that the company is required to pay Pfizer are material. Regarding the duration of the agreement, we note your response that it is not possible to state the duration of the license agreement with any certainty since it depends in part on the occurrence of the first

December 16, 2011

commercial sale of the products licensed to the company. However, in Section 13.1, the agreement clearly states, “The term of this Agreement shall commence as of the Execution Date, [August 18, 2011], and unless earlier terminated as expressly provided herein, shall expire upon the last-to-expire Royalty Term.” It is possible to revise your disclosure to include this information. Please revise your disclosure to include the duration of your license agreement with Pfizer and the range of incremental royalties that you are required to pay based on the net sales under the agreement. Please limit your disclosed range of royalties to a ten-percent range (e.g., “between ten-percent and twenty-percent”).

Response: In response to the Staff’s comment, the Company has revised its disclosure to disclose that the duration of the royalty term under the license agreement shall continue on a product by product and country by country basis until the later of (i) the last to expire licensed patent covering the applicable licensed product in such country, or (ii) the earlier of generic competition for such licensed product reaching a certain level in such country or expiration of a certain time period after first commercial sale of such licensed product in such country. The Company has also revised its disclosure to disclose the range of royalties payable on net sales of licensed products under the license agreement.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact B. Shayne Kennedy of Latham & Watkins LLP at 714-755-8181 or me at 424-248-6500.

Sincerely,

/s/ Alan H. Auerbach
Alan H. Auerbach
President and Chief Executive Officer

Enclosures

cc (via fax):

B. Shayne Kennedy, Esq., Latham & Watkins LLP